BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

March 20, 2008

BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jessica Kane, Esq.

Re:	BlueFire Ethanol Fuels, Inc.
Registration Statement on Form S-1/A (No. 333-148199)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form S-1/A first filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2007 be accelerated so that it will be made effective at 3:00 p.m. New York City time on March 21, 2008, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

[-signature page follows-]

Yours faithfully,

BLUEFIRE ETHANOL FUELS, INC.

By:  ________________________
 Name: Christopher Scott
 Title:   Chief Financial Officer